Mail Stop 0511


	March 1, 2005

Robert J. Kinloch, President
Middle Kingdom Resources Ltd.
347 Bay Street, Suite 202
Toronto, Ontario
M5H  2R7  CANADA

RE:  	Middle Kingdom Resources Ltd.
        	File No.  333-120051
      Registration Statement on Form SB-2/A#2
        	Filed February 4, 2005

Dear Mr. Kinloch:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. Please provide the staff information supplemental to the registration statement with respect to Michael J. Morrison`s role in the offering, representation of Middle Kingdom, and whether he is a promoter of Middle Kingdom.

Summary of the Offering, page 5

2. It is assumed that the duration of the maximum offering is the same as the 180 day -- plus optional 90 days -- minimum. If otherwise, please indicate the offering period of the maximum offering.

3. Please clarify the "period ending" and the "year ended" in the income statement information. They both appear to be from inception, which in the case of the former is approximately five months and the latter approximately three months.

Management, page 34

4. Please disclose the complete extent of Mr. Kinloch`s business experience during the past five years, as it would appear that only
60% of his time is accounted for in the disclosure currently provided. We may have further comment.

5. As previously requested, the current status of the business of Maverick Minerals should be briefly discussed. Please expand the disclosure currently provided. It appears to be at or close to insolvency and out of business based on recent Exchange Act filings.

Financial Statements

Report of Independent Registered Public Accounting Firm

6. We have reviewed the report of the Independent Registered
Public
Accounting Firm with the November 30, 2004 unaudited interim financial statements and are unclear why the audit opinion for the August 31, 2004 year end financial statements was removed. Please clarify and revise.

7. Provide a current consent of the independent accountant in the amendment.

8. Since an accountant`s review report on interim financial statements is included, file a review report "awareness letter" as discussed in Item 601 of Regulation S-B.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


You may contact Angela Halac at (202) 824-5683 if you have questions regarding comments on the financial statements and related matters.
Questions on other disclosure issues may be directed to John Zitko at
(202) 824-5532, or Don Rinehart, who supervised the review of your filing, at (202) 942-4622.


						Sincerely,



						John Reynolds, Assistant Director
						Office of Emerging Growth Companies

cc:	Conrad C. Lysiak
	Fax (509) 747-1770

	Michael J. Morrison
	Fax (775) 827-6311



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Middle Kingdom Resources Ltd.
March 1, 2005
Page 1